Mail Stop 4720

April 23, 2010

Frank C. Condella, Jr.
Interim Chief Executive Officer
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Plaza 1, Second Floor
Livingston, NJ 07039

> **Re:**   **Columbia Laboratories, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 001-10352**

Dear Mr. Condella:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. As discussed in an April 20, 2010 conference call, we believe that the Proxy Statement should include a) unaudited financial statements of the Progesterone product line to be marketed by Watson for the three years ended December 31, 2009 and b) Article 11 pro forma financial information showing the effects of the Purchase and Collaboration Agreement with Watson and the Note Repurchase Agreement. Also as discussed, provide us an analysis supporting your accounting treatment of the Purchase and Collaboration Agreement with Watson, with reference to authoritative literature.

2. We note your response to our prior comment 4. However, The Staff considers Mr. Curran to be an affiliate of the company based on his substantial ownership, and therefore it does not appear that your company is eligible to use Form S-3. Please confirm that when you deliver your proxy statements you will also deliver the reports incorporated by reference into the proxy statement.

* * *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mike Rosenthall at (202) 551-3674 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director